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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                                       Subject Company: VGS Inc.
                                                     Registration No.: 333-92016


ADDITIONAL INFORMATION

         In connection with the proposed merger of Veritas DGC Inc. ("Veritas") and a subsidiary of VGS Inc. ("VGS"), Veritas and VGS will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for shares of Petroleum Geo-Services ASA ("PGS"), Veritas and VGS will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and VGS with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at
(281) 589-7935, or by calling Veritas at (832) 351-8300.

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND EXCHANGE AGREEMENT

         On July 22, 2002, Petroleum Geo-Services ASA entered into a second amendment to the Agreement and Plan of Merger and Exchange Agreement, dated as of November 26, 2001, as amended as of June 21, 2002, with Veritas and certain subsidiaries of Veritas. The merger agreement and the amendments are filed as exhibits 2.1, 2.2 and 2.3, respectively, to the Report on Form 6-K dated July 26, 2002 filed by PGS with the SEC and are incorporated herein by reference.